THE FORM 10-Q FOR THE QUARTER ENDED 6/30/95 COULD NOT BE FILED WITHIN
       THE TIME PERIOD PRESCRIBED DUE TO THE ANTICIPATION OF A SIGNIFICANT LATE DEVELOPMENT CONCERNING THE CONSENT DECREE OF THE UNITED STATES.

       BECAUSE OF THIS INCIDENT AND LIMITED PERSONNEL, THE REGISTRANT WILL NEED ADDITIONAL TIME TO REVIEW AND ANALYZE THE IMPLICATIONS OF THE DEVELOPMENT AND TO ADEQUATELY DISCLOSE THE INFORMATION IN THE FINANCIAL STATEMENT.

       THE REGISTRANT ANTICIPATES THAT ITS FINANCIAL STATEMENTS WILL REPORT A LOSS FOR THE SIX MONTHS ENDED 6/30/95 IN THE AMOUNT OF APPROXIMATELY $320,874. THE SIX MONTHS ENDED 6/30/94 REPORTED A LOSS OF $328,365.